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                            November 14, 2022

       Daniel Dominguez
       Chief Financial Officer
       Buenaventura Mining Company Inc.
       Las Begonias 415 Floor 19
       San Isidro, Lima 27, Peru

                                                        Re: Buenaventura Mining
Company Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2021
                                                            Filed May 13, 2022
                                                            File No. 001-14370

       Dear Daniel Dominguez:

              We have reviewed your October 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 19, 2022 letter.

       Form 20-F for the Fiscal Year ended December 31, 2021

       Information on the Company, page 26

   1. We note your response to prior comment 1 stating that you do not plan to provide any information for the
Julcani and La Zanja properties in future filings because you do not consider them to be
material and have not prepared estimates of mineralization consistent with the definitions
and standards in Subpart 1300 of Regulation S-K.

                                                        However, even though
you may consider and identify the Julcani and La Zanja properties as not material, you
would nevertheless need to provide the information prescribed for summary disclosure
under Item 1303 of Regulation S-K. Further, while a technical report summary is not required
for a non-material property, based on Item 1302(b) of Regulation
                                                        S-K, estimates of
resources and reserves must be prepared by a qualified person in
 Daniel Dominguez
Buenaventura Mining Company Inc.
November 14, 2022
Page 2
         accordance with Item 1302(e) of Regulation S-K. Please submit the revisions that you propose in the form of a draft amendment to comply with the aforementioned guidance.
2. We note that in response to prior comment two you propose to include a map that appears to be an overview indicating the general location of all properties to address Item
         1303(b)(1) of Regulation S-K. However, Item 1304(b)(1)(i) of Regulation S-K requires disclosure of a property specific map for each material property. The maps should be accurate to within one mile and based on an easily recognizable coordinate system.

         We also note that you agreed to disclose the total cost and book value of each property and its associated plant and equipment to comply with Item 1304(b)(2)(iii) of Regulation
         S-K. However, we do not see these details among your proposed revisions.

         Please submit a complete draft amendment with all proposed changes marked; and include a reference to the particular page and paragraph or section where revisions appear in response to each comment. We reissue prior comment two.
3. We note that the revisions you proposed in response to prior comment 3 continue to omit the point of reference in which mineral resources and reserves are presented. For example, if mineral resources and reserves are presented as in-situ materials (prior to mining losses and processing losses), as mill feed (after mining losses and prior to processing losses), or on some other basis, this should be evident from your disclosures. Please comply with
         Item 1304(d)(1) of Regulation S-K. We reissue prior comment 3.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements. You may contact John Coleman, Mining Engineer, at
(202) 551-3610
with questions regarding comments on the mineral property information. Please contact Karl
Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameDaniel Dominguez                             Sincerely,
Comapany NameBuenaventura Mining Company Inc.
                                                               Division of
Corporation Finance
November 14, 2022 Page 2                                       Office of Energy
& Transportation
FirstName LastName